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Exhibit 99.(a)(9)

Sports Authority's Stockholders Approve Acquisition by Investor Group Led by Leonard Green & Partners, L.P.

        ENGLEWOOD, Colo.—(BUSINESS WIRE)—May 2, 2006—The Sports Authority, Inc. (NYSE: TSA) today announced that its acquisition by an investor group led by Leonard Green & Partners, L.P. was approved today at a special meeting of stockholders. The acquisition is expected to be completed within the next few days.

        Sports Authority said that, based upon the preliminary tally of shares voted, approximately 21.5 million shares were voted at the special meeting, representing approximately 81% of Sports Authority's total outstanding shares. Of those shares voting at the special meeting, approximately 21.3 million shares voted in favor of the merger, representing approximately 80% million of Sports Authority's total outstanding shares.

        Under the terms of the merger agreement, Sports Authority stockholders will receive $37.25 in cash for each share of Sports Authority common stock held.

About The Sports Authority

        The Sports Authority, headquartered in Englewood, CO, is one of the nation's largest full-line sporting goods retailers offering a comprehensive high-quality assortment of brand name sporting apparel and equipment at competitive prices. As of April 29, 2006, The Sports Authority operated 402 stores in 45 states under The Sports Authority(R) and Gart Sports(R) names. The Company's e-tailing website, located at www.thesportsauthority.com is operated by GSI Commerce, Inc. under a license and e-commerce agreement. In addition, a joint venture with AEON Co., Ltd. operates "The Sports Authority" stores in Japan under a licensing agreement.

About Leonard Green & Partners, L.P.

        Leonard Green & Partners is a Los Angeles-based private equity firm specializing in organizing, structuring and sponsoring management buy-outs, going-private transactions and recapitalizations of established public and private companies. Leonard Green & Partners is the largest private equity firm in Southern California managing approximately $3.7 billion of private equity capital.

Forward-Looking Statements

        This announcement contains, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in Sports Authority's filings with the Securities and Exchange Commission and the prospects of Sports Authority's completion of the proposed acquisition by an investor group led by Leonard Green & Partners. The risks in Sports Authority's filings with the Securities and Exchange Commission include, among other things, rapidly changing accounting rules, regulations and interpretations, the competitive environment in the sporting goods industry in general and in the specific market areas of Sports Authority, consumer confidence, changes in discretionary consumer spending, changes in costs of goods and services and economic conditions in general, and in the companies' specific market areas and unseasonable weather. Sports Authority assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

CONTACT:	The Sports Authority, Inc. Thomas T. Hendrickson, 720-475-2293 or Investor/Press Relations: Integrated Corporate Relations, Inc. Chad A. Jacobs/Megan McDonnell, 203-682-8200
SOURCE:	The Sports Authority

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  Exhibit 99.(a)(9)